SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)
(Amendment No. 30)
Consolidated Capital Properties IV

(Name of Issuer)
Limited Partnership Units

(Title of Class of Securities)
None

(CUSIP Number)
Ms. Martha L. Long
Senior Vice President
Apartment Investment and Management Company
55 Beattie Place
P.O. Box 1089
Greenville, South Carolina 29601
Telephone: (864) 239-1000
with a copy to:
M. Todd Wade
Powell Goldstein LLP
1201 West Peachtree Street, NW, Fourteenth Floor
Atlanta, Georgia 30309
Telephone: (404) 572-6600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
April 2, 2008

(Date of Event Which Requires Filing of This Statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ☐.
(Continued on following pages)

(Page 1 of 10 Pages)

CUSIP No. Not Applicable	13D	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON: AIMCO PROPERTIES, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): 84-1275721

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		237,778.5 Units

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

237,778.5 Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

237,778.5 Units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

69.4%

14	TYPE OF REPORTING PERSON

PN

CUSIP No. Not Applicable	13D	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON: AIMCO-GP, INC. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		237,778.5 Units

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

237,778.5 Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

237,778.5 Units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

69.4%

14	TYPE OF REPORTING PERSON

CO

CUSIP No. Not Applicable	13D	Page 4 of 10 Pages

1	NAME OF REPORTING PERSON: APARTMENT INVESTMENT AND MANAGEMENT COMPANY I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): 84-1259577

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Maryland

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		237,778.5 Units

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

237,778.5 Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

237,778.5 Units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

69.4%

14	TYPE OF REPORTING PERSON

CO

CUSIP No. Not Applicable	13D	Page 5 of 10 Pages

1	NAME OF REPORTING PERSON: AIMCO IPLP, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		96,646 Units

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

96,646 Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

96,646 Units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Approximately 28.2%

14	TYPE OF REPORTING PERSON

PN

CUSIP No. Not Applicable	13D	Page 6 of 10 Pages

1	NAME OF REPORTING PERSON: AIMCO/IPT, INC. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		96,646 Units

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

96,646 Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

96,646 Units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Approximately 28.2%

14	TYPE OF REPORTING PERSON

CO

CUSIP No. Not Applicable	13D	Page 7 of 10 Pages

1	NAME OF REPORTING PERSON: IPLP ACQUISITIONS I, L.L.C. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		29,612.50 Units

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

29,612.50 Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

29,612.50 Units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Approximately 8.6%

14	TYPE OF REPORTING PERSON

OO

CUSIP No. Not Applicable	13D	Page 8 of 10 Pages

Item 1. Security and Issuer
     The name of the issuer is Consolidated Capital Properties IV, a California limited partnership (the “Partnership”), and the address of its principal executive offices is Colorado Center, Tower Two, 2000 South Colorado Boulevard, Suite 2-1000, Denver, Colorado 80222. The title of the class of equity securities to which this statement relates are the units of limited partnership interest of the Partnership (the “Units”).
     This Amendment No. 30 (this “Amendment”) amends Item 4 of the Statement on Schedule 13D filed previously by AIMCO Properties, L.P. or certain of its affiliates.
Item 4. Purpose of Transaction.
     Item 4 is hereby amended by adding the following paragraphs:
     ConCap Equities, Inc. is the general partner (the “General Partner”) of the Partnership. The General Partner is an affiliate of the Reporting Persons. The Partnership owns a 100% interest in CCP IV Associates Ltd., a Texas limited partnership (“CCP IV”).  CCP IV owns Citadel Village Apartments (“Citadel Village”), a 122-unit apartment complex located in Colorado Springs, Colorado and Village East Apartments (“Village East”), a 137-unit apartment complex located in Colorado Springs, Colorado.  On April 2, 2008, CCP IV and two other partnerships that own two apartment complexes with an aggregate of 216 units entered into a Purchase and Sale Contract (the “Colorado Purchase Agreement”) with a third party, Hamilton Zanze and Company, a California corporation (“Hamilton”), to sell the four apartment complexes to Hamilton for a total sales price of $27,250,000, $6,750,000 of which will be allocated to Citadel Village and $6,500,000 of which will be allocated to Village East.
     Additionally, the Partnership owns a 99% interest in Foothill Chimney Associates Limited Partnership, a Georgia limited partnership (“Foothill Chimney”).  Foothill Chimney owns Foothill Place Apartments (“Foothill Place”, together with Citadel Village and Village East the “Partnership Properties”), a 450-unit apartment complex located in Salt Lake City, Utah.   On March 10, 2008, Foothill Chimney and three other partnerships that own four apartment complexes containing an aggregate of 1,511 units entered into a Purchase and Sale Contract (the “Utah Purchase Agreement”) with a third party, Jackson Square Properties, LLC, a California limited liability company (“Jackson”), to sell four apartment complexes to Jackson for a total sales price of $128,500,000, $47,250,000 of which will be allocated to Foothill Place.
     Each of the other partnerships that are a party to the Colorado Purchase Agreement and the Utah Purchase Agreement is affiliated with AIMCO Properties, L.P. The gross proceeds the Partnership will receive from the sale of the Partnership Properties will be $60,500,000.
     Upon the completion of the sale of the Partnership Properties, the Partnership will continue to hold and operate its remaining apartment complexes known as Arbors of Hermitage, located in Hermitage, Tennessee; Belmont Place, located in Marietta, Georgia; Post Ridge, located in Nashville, Tennessee; River’s Edge, located in Auburn, Washington; and 865

CUSIP No. Not Applicable	13D	Page 9 of 10 Pages
Bellevue (f/k/a Knollwood), located in Nashville, Tennessee. Currently, River’s Edge is listed for sale, but it is unknown if and when it may be sold.
     Item 7. Material to be Filed as Exhibits.

Exhibit 7.1	Agreement of Joint Filing, dated April 11, 2008.

Exhibit 10.1	Purchase and Sale Contract dated April 2, 2008, by and between CCP IV Associates, Ltd., a Texas limited partnership and the affiliated Selling Partnerships and Hamilton Zanze and Company, a California corporation (incorporated by reference to Exhibit 10.138 of the Company’s report on Form 8-K filed with the Securities and Exchange Commission on April 8, 2008).

Exhibit 10.2	Purchase and Sale Contract dated March 10, 2008, by and between Foothill Chimney Associates Limited Partnership, a Georgia limited partnership and the affiliated selling partnerships and Jackson Square Properties, LLC, A California limited liability company (incorporated by reference to Exhibit 10.137 of the Company’s report on Form 8-K filed with the Securities and Exchange Commission on March 14, 2008).

CUSIP No. Not Applicable	13D	Page 10 of 10 Pages
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: April 11, 2008

AIMCO PROPERTIES, L.P.

By:	AIMCO-GP, INC. (General Partner)

AIMCO-GP, INC.

APARTMENT INVESTMENT AND MANAGEMENT COMPANY

AIMCO IPLP, L.P.

By:	AIMCO/IPT, Inc. (General Partner)

AIMCO/IPT, INC.

IPLP ACQUISITIONS I, L.L.C.

By:	/s/ Martha L. Long Senior Vice President of each of the foregoing entities